UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

AVAYA INC.
(Exact Name of the Registrant as Specified in its Charter)

Delaware	001-15951	22-3713430
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

4655 Great America Parkway, Santa Clara, CA 95054-1233
(Address of principal executive offices) (Zip code)

Amy Fliegelman Olli
Senior Vice President & General Counsel

908-953-6000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

_X_	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 - Conflict Minerals Disclosure
Items 1.01 and 1.02 Conflict Minerals Disclosure and Report; Exhibit
In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended, Avaya Inc. (“Avaya” or the “Company”) has filed this Specialized Disclosure Report and the Conflict Minerals Report attached hereto as Exhibit 1.01 for the year ended December 31, 2015. The Conflict Minerals Report is publicly available on the Company’s website at: http://www.avaya.com/usa/about-avaya/our-company/corporate-responsibility/products-and-suppliers.

Section 2- Exhibits
Item 2.01 Exhibits

Exhibit 1.01	Avaya Inc. Conflict Minerals Report for the reporting period January 1, 2015 to December 31, 2015

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

AVAYA INC.
(Registrant)

/s/ James M. Chirico, Jr.	May 25, 2016
By: James M. Chirico, Jr.	(Date)
Executive Vice President, Business Operations